May 21, 2012

Dear Fellow Wal-Mart Shareowner:

I’m pleased to inform you that leading independent proxy advisors, ISS and Glass Lewis, have each recommended that Wal-Mart shareowners vote against Wal-Mart directors whose election the NYC Pension Funds (NYC Funds) oppose at the company’s annual meeting on June 1.  The NYC Funds are long-term Wal-Mart shareowners, with 5.6 million shares.

In our May 2 letter urging you to vote AGAINST directors Michael T. Duke, H. Lee Scott Jr., Arne M. Sorenson, S. Robson Walton and Christopher J. Williams, we cited Wal-Mart’s recently reported cover-up in 2005 and 2006 of alleged widespread bribery in Mexico, the same time period during which the audit committee was stonewalling repeated demands from the NYC Funds and other investors for a comprehensive, independent compliance review.  Our May 2 letter is available at http://www.comptroller.nyc.gov/press/pdfs/walmart/05022012.pdf.

The Wal-Mart board’s failure in 2005 to act on repeated investor concerns about “a cavalier attitude toward legal compliance at the highest levels of management” has exposed long-term shareowners, as well as loyal employees and customers, to even more serious consequences today.  We welcome the decisions by Glass Lewis and ISS to recommend against those directors who we also believe are most responsible for this costly and avoidable governance mess.  Although the directors’ re-election is assured given that the Walton family and other insiders control a majority of shares, outside shareowners like us can deliver a strong message about the need to restore credibility to Wal-Mart’s boardroom to protect long-term value for shareowners.

Glass Lewis and ISS recommend against the election of CEO Duke and former CEO Scott; ISS also recommends against insider Chairman Walton.

In its May 18 report, Glass Lewis said, “we believe that [nominees Duke and Scott], in their current or former positions as executives with direct responsibilities relating to the matters, should have been aware of the credible threat of widespread bribery involving the Company's Mexican subsidiary and acted more proactively to fully investigate and resolve the claims.”

In its May 19 report, ISS said, “If the account in the New York Times article is accurate, the decision by Scott and Duke to enable executives implicated in the bribery allegations to conduct the company's investigation into those allegations reflects a staggering lack of judgment.  Their presence in the boardroom when updates on or results of the internal investigation are being communicated to the board could deter the investigating personnel from inquiring fully into their roles in the scandal or assigning culpability to them.”

This is not a solicitation of authority to vote your proxy.
Please DO NOT send us your proxy card as it will not be accepted.

May 21, 2012
Liu to Wal-Mart Shareowners

ISS concludes, “There is one man who has had the ability to steer the company on the correct course at every crossroads, at the time of the original investigation and again today—chairman S. Robson Walton.  … Walton could have acted in his fellow shareholders' best interests…, but from all outward appearances has failed to do so.”

Both Glass Lewis and ISS recommend against audit committee chair Williams;
Glass Lewis also recommends against committee member Sorenson, among others.

In recommending against nominees Williams and Sorenson, as well as other current and former audit committee members, Glass Lewis said, “it is clear that they were aware of shareholder concern regarding their regulatory compliance measures, as disclosed by the NYC Funds, and failed to take satisfactory measures.  …What we find most troubling, however, is the NYC Funds' disclosure that in 2005 the NYC Comptroller and a group of institutional investors made several requests to the Company's board to hire an independent firm to review its regulatory control.  After a meeting with two members of the audit committee, including Mr. Williams, their request for a review was rebuffed.”

According to ISS, “Christopher Williams was on the Audit Committee during the period under investigation, when it should have intervened to prevent the Mexico team from conducting the bribery investigation, and he remains on the Committee today, as its chair, while it is overseeing the internal investigation into the company's actions.”

Wal-Mart Rebuffed Independent Review Sought by NYC Funds in 2005

In three letters between May 2005 and May 2006, and in a 2005 meeting that included current audit committee chair Christopher Williams, my predecessor then-Comptroller William C. Thompson, Jr. and other investors sought an independent review by the audit committee of the Wal-Mart’s compliance controls.  Although unaware of the concurrent bribery allegations in Mexico, the investors expressed concerns with management’s seeming lack of attention, at best.  The audit committee rebuffed the Funds’ repeated requests.  (Our historical correspondence with Wal-Mart is available at http://comptroller.nyc.gov/press/walmart.html.)

Please don’t hesitate to contact Michael Garland, Executive Director for Corporate Governance, at (212) 669-2517, for additional information.

Sincerely,

John C. Liu

This is not a solicitation of authority to vote your proxy.
Please DO NOT send us your proxy card as it will not be accepted.